10025873

SECURITIES AND EXCHANGE COMMISSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 02 2010
BRANCH OF REGISTRATIONS AND EXAMINATIONS

SEC FILE NUMBER
8- 23972

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01-01-09 (MM/DD/YY) AND ENDING 12-31-09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SADDLEBROOK INVESTMENTS, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5700 Saddlebrook Way
(No. and Street)

Wesley Chapel (City) FL (State) 33543-4499 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Diane Hall, Asst. Treasurer (813) 907-4666
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

See attached notice pursuant to rule 17a-5(e)(1)(ii)
(Name – *if individual, state last, first, middle name*)

(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Diane Hall, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Saddlebrook Investments, Inc., as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

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Signature

Asst. Treasurer
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Saddlebrook Investments, Inc.
Notice Pursuant to Rule 17a-5(e)(1)(ii)
December 31, 2009

Re: SEC File No. 8-23972
FINRA Firm ID No. 013448
Florida File No. 013274D

Pursuant to Rule 17a-5(d)(2), the attached annual report is in a format that is consistent with Form X-17A-5, Part IIA.

The attached report does not contain audited financial statements because this company only transacts its securities business for a single issuer and is, therefore, exempt from the requirements of audited financial statements. This exemption is pursuant to Rule 17a-5(e)(1)(i)(A) of the Securities and Exchange Act of 1934 and Rule 3E-300.002(3)(D) of the Florida Division of Securities.

Manually signed copies of this report have been filed with:

Securities and Exchange Commission
Registrations Branch
Mail Stop 8031
100 F Street, NE
Washington, DC 20549

Securities and Exchange Commission
Miami Regional Office
801 Brickell Avenue, Suite 1800
Miami, Florida 33131

FINRA/Financial Operations
Attn: Herani Dansamo
9509 Key West Avenue, 5th Floor
Rockville, Maryland 20850

FINRA Firm ID 013448

Saddlebrook Investments, Inc.
Balance Sheet
December 31, 2009
(Unaudited)

	Allowable	Non-allowable	Total
Assets			
Cash	79,281		79,281
Other securities	0		0
Receivable from non-customers		0	0
Receivable from affiliate		604,189	604,189
Total assets	79,281	604,189	683,470
Liabilities and Ownership Equity			
Accounts payable and accrued liabilities	4,750		4,750
Payable to affiliate	4,750		4,750
Total liabilities	9,500	0	9,500
Common stock			500
Paid-in capital			345,556
Retained earnings			327,914
Total ownership equity			673,970
Total liabilities and ownership equity			683,470

FINRA Firm ID 013448

Saddlebrook Investments, Inc.
Income Statement
For the Year Ended December 31, 2009
(Unaudited)

Commissions on sales of security real estate	25,200
Interest income	1,872
Total revenues	27,072
Employee compensation and benefits	0
Regulatory fees and expenses	1,349
Other expenses	24,462
Total expenses	25,811
Net income	1,261

FINRA Firm ID 013448

Saddlebrook Investments, Inc.
Statement of Changes in Ownership Equity
For the Year Ended December 31, 2009
(Unaudited)

Balance at beginning of period	672,709
Distributions	0
Net income	1,261

Balance at end of period	673,970
	==========

FINRA Firm ID 013448

Saddlebrook Investments, Inc.
Statement of Cash Flows
For the Year Ended December 31, 2009
(Unaudited)

Cash flows from operating activities	
Net Income	1,261
Change in assets and liabilities	
(Increase) decrease in	
Accounts receivable	0
Increase (decrease) in	
Accounts Payable	5,250
Net cash provided by operating activities	6,511
Cash flows from financing activities	
Distribution to Shareholder	
Net payments from (to) related parties	(46,168)
Net cash used in financing activities	(46,168)
Net decrease in cash and cash equivalents	(39,657)
Cash and cash equivalents, beginning of year	118,938
Cash and cash equivalents, end of year	79,281

Saddlebrook Investments, Inc.
Computation of Net Capital
December 31, 2009
(Unaudited)

Ownership equity	673,970
Less non-allowable assets	(604,189)
Net capital before haircuts	69,781
Less haircuts on securities	0
Net capital	69,781

Basic Net Capital Requirement

Aggregate indebtedness	9,500
Net capital	69,781
Less minimum net capital requirement	(5,000)
Excess net capital	64,781
Ratio of aggregate indebtedness to net capital	0.14